                      Securities and Exchange Commission,
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                                 PixTech, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  72583K 10 9
                                 (CUSIP Number)

                                W.G. Stover, Jr.
                   V.P of Finance and Chief Financial Officer
                            Micron Technology, Inc.
                             8000 South Federal Way
                            Boise, Idaho 83716-9632
                           Telephone:  (208) 368-4000
     (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  May 19, 1999
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a Company's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                           CUSIP NO. 72583K 10 9
                                                                     Page 2 of 9


CUSIP NO. 72583K 10 9
(1) Names of Reporting Persons:                               Micron Technology, Inc.
I.R.S. Identification Nos. of above persons (entities         751618004
  only):
(2) Check the appropriate box if a member of a group          (a)
(see instructions)                                            (b)
(3) SEC use only
(4) Source of funds (see instructions):                       OO
(5) Check if disclosure of legal proceedings is
  required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization                      Delaware
Number of shares beneficially owned by each Reporting
  Person with:
(7) Sole voting power                                         7,443,562
(8) Shared voting power                                       0
(9) Sole dispositive power                                    7,443,562
(10) Shared dispositive power                                 0
(11) Aggregate amount beneficially owned by each              7,443,562
  Reporting Person.
(12) Check if the aggregate amount in Row (11)
  excludes certain shares (see instructions).
(13) Percent of class represented by amount in Row (11)       32.9%
(14) Type of Company (see instructions)                       CO

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                                                           CUSIP NO. 72583K 10 9
                                                                     Page 3 of 9

                                  Schedule 13D

Item 1.  Security and Issuer.

(a) The title of the class of equity securities to which this statement relates is Common Stock.
(b) The name and address of the principal executive offices of the issuer of such securities is: PixTech, Inc. ("PixTech"), Avenue Olivier Perroy, 13790 Rousset, France.

Item 2.  Identity and Background.

(a)  Name of Person Filing:  Micron Technology, Inc. ("Micron")
(b) Address of Principal Business Office: 8000 South Federal Way, Boise, Idaho 83716-9632.
(c) Principal Business: Design, development, manufacture and marketing of semiconductor memory products and personal computer systems.
(d) Criminal Proceedings: During the last five years, neither Micron nor any executive officer or director of Micron has been convicted in any criminal proceeding.
(e) Civil Proceedings: During the last five years, neither Micron nor any executive officer or director of Micron has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
(f)  Place of Organization:  Delaware.

Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of Micron.

Item 3.  Source and Amount of Funds or Other Consideration.

In exchange for the transfer of certain assets (including manufacturing equipment and $4.35 million in cash) and liabilities to PixTech, Micron received 7,133,562 shares of PixTech's Common Stock (the "Acquired Stock") and warrants to purchase an additional 310,000 shares of PixTech's Common Stock (the "Warrant") at an exercise price of $2.25313 per share. The Warrant and the Acquired Stock are collectively referred to herein as the "Securities."

Item 4.  Purpose of Transaction.

Micron sold certain assets (including manufacturing equipment and $4.35 million in cash) and liabilities of its Display Division to PixTech. Micron no longer operates its Display Division.

Micron presently holds the Securities as an investment. Depending upon Micron's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, Micron will from time to time explore opportunities for liquidating all or a portion of the Securities, through one or more sales pursuant to public or private offerings or otherwise. Micron may determine to retain some portion of the Securities as an investment.

So long as Micron holds at least the number of shares of PixTech's Common Stock equal to ten (10%) of the number of shares of PixTech's Common Stock outstanding, Micron will have the right to appoint a non-voting observer (the "Observer") to PixTech's Board of Directors (the "Board") or to designate a representative (the "Representative") for appointment or election to the Board. Upon written request of Micron, PixTech shall use its best efforts to cause the Representative designated by Micron to be elected to the Board, including recommending to the stockholders of the Company that they vote for the election of the Representative to the Board at the next regularly scheduled meeting of the stockholders of the Company.

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                                                           CUSIP NO. 72583K 10 9
                                                                     Page 4 of 9

Item 5.  Interest in Securities of PixTech.

(a) Number of Shares Beneficially owned: 7,443,562 (includes 310,000 shares issuable upon exercise of the Warrant) of PixTech Common Stock.

     Percent of Class: 32.9% (based upon 22,593,891 shares outstanding, which was calculated by adding the number of shares beneficially owned by Micron to 15,150,329, the number of shares of PixTech Common Stock Outstanding reported as of May 13, 1999 in PixTech's Form 10-Q for the quarterly period ending March 31, 1999).

(b) Number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition: 7,443,562.

(c) Other than the transaction described herein, Micron has not effected any transactions in the class of securities reported on during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of PixTech.

Pursuant to the Investor Rights Agreement (as defined in Item 7), Micron has, under certain circumstances, various rights including: (a) registration of the Acquired Stock and the PixTech Common Stock issuable upon exercise of the Warrant, pursuant to certain shelf, demand and piggyback registration rights;
(b) appointment of the Micron Observer to the Board (prior to the date of this filing, an Observer had been appointed by Micron) and, upon request of Micron, PixTech has agreed to use its reasonable efforts to appoint or elect the Micron Representative to the Board (no request has been made as of the date of this filing). Pursuant to the Investor Rights Agreement, Micron has certain standstill obligations relating to its acquisition of the Securities. In addition, the PixTech Warrant Agreement (as defined in Item 7) places certain restrictions on the transfer of the Securities. See the Investor Rights Agreement and the PixTech Warrant Agreement for a further description of these and other provisions.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Acquisition Agreement dated as of March 19, 1999 between Micron Technology, Inc. and PixTech, Inc., as amended (the "Acquisition Agreement"). Confidential Treatment has been requested for a portion of this document.

Exhibit 2: Investor Rights Agreement dated as of May 19, 1999 between Micron Technology, Inc. and PixTech, Inc. (the "Investor Rights Agreement").

Exhibit 3: Common Stock Warrant dated as of May 19, 1999 (the "Warrant Agreement").

Exhibit 4:  Press Release dated March 19, 1999.

                                                           CUSIP NO. 72583K 10 9
                                                                     Page 5 of 9


                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 28, 1999
         ------------

Signature:  /s/ W. G. Stover, Jr.
            ---------------------

Name/Title:  W. G. Stover, Jr., Vice President
             ---------------------------------
             of Finance and Chief Financial Officer

                                                           CUSIP NO. 72583K 10 9
                                                                     Page 6 of 9


                                                                      Appendix A

                                   DIRECTORS

The following is a list of all members of the Board of Directors of Micron Technology, Inc. All directors are United States citizens.


Name:                      Steven R. Appleton

Business Address:          8000 South Federal Way
                           Boise, ID  83716-9632

Principal Occupation:      Chairman, Chief Executive Officer and President of
                           Micron Technology, Inc.

Name, principal business   Micron Technology, Inc., a manufacturer of
and address of             semiconductor memory products
corporation or other       8000 South Federal Way
organization on which      Boise, ID  83716-9632
employment is conducted:


Name:                      James W. Bagley

Business Address:          4650 Cushing Parkway
                           Fremont, CA  94538

Principal Occupation:      Chairman and Chief Executive Officer of Lam Research
                           Corporation

Name, principal business   Lam Research Corporation, a manufacturer of
and address of corporation semiconductor processing equipment
or other organization on   4650 Cushing Parkway
which employment is        Fremont, CA  94538
conducted:

Name:                      Robert A. Lothrop

Business Address:          3308 Catalina
                           Boise, ID  83705

Principal Occupation:      Retired, former Senior Vice President of J. R.
                           Simplot Company

Name, principal business
and address of corporation
or other organization on
which employment is
conducted:

Name:                      Thomas T. Nicholson

Business Address:          1015 Olive Way
                           Seattle, WA  98101-1894

Principal Occupation:      Vice President and member of the Board of Directors
                           of Honda of Seattle
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                                                           CUSIP NO. 72583K 10 9
                                                                     Page 7 of 9


Name, principal business   Honda of Seattle, a car dealership
and address of corporation 1015 Olive Way
or other organization on   Seattle, WA  98101-1894
which employment is
conducted:

Name:                       Don J. Simplot

Business Address:           P.O. Box 27
                            Boise, ID  83707-0027

Principal Occupation:       Corporate Vice President and member of the
                            Office of the Chairman of J. R. Simplot Company

Name, principal business    J. R. Simplot Company, an agribusiness
and address of corporation  P.O. Box 27
or other organization on    Boise, ID  83707-0027
which employment is
conducted:

Name:                       John R. Simplot

Business Address:           P.O. Box 27
                            Boise, ID  83707-0027

Principal Occupation:       Chairman Emeritus of J. R. Simplot Company

Name, principal business    J. R. Simplot Company, an agribusiness
and address of corporation  P.O. Box 27
or other organization on    Boise, ID  83707-0027
which employment is
conducted:

Name:                       Gordon C. Smith

Business Address:           42874 Old Wingville Road
                            Baker City, OR  97814

Principal Occupation:       President of Wesmar, Inc.

Name, principal business    Wesmar, Inc., a franchise of Wendy's Restaurants
and address of corporation  42874 Old Wingville Road
or other organization on    Baker City, OR  97814
which employment is
conducted:

Name:                       William P. Weber

Business Address:           3921 Euclid Avenue
                            Dallas, TX  75205

Principal Occupation:       Retired, former Vice Chairman of Texas Instruments
                            Incorporated
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                                                           CUSIP NO. 72583K 10 9
                                                                     Page 8 of 9


Name, principal business
and address of corporation
or other organization on
which employment is
conducted:

                                                           CUSIP NO. 72583K 10 9
                                                                     Page 9 of 9

                      EXECUTIVE OFFICERS OF THE REGISTRANT

  The following is a list of all executive officers of the Micron Technology, Inc. excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 8000 South Federal Way, Boise, ID 83716-9632, which address is Micron's business address. All executive officers are United States citizens.


Name                   Position
--------------------------------------------------------------------------------

Donald D. Baldwin      Vice President of Sales and Marketing

Kipp A. Bedard         Vice President of Corporate Affairs

Robert M. Donnelly     Vice President of Memory Products

D. Mark Durcan         Chief Technical Officer and Vice President of Research
                         & Development

Jay L. Hawkins         Vice President of Operations

Joel J. Kocher         Chairman, Chief Executive Officer and President of
                         Micron Electronics, Inc.

Roderic W. Lewis       Vice President of Legal Affairs, General Counsel and
                         Corporate  Secretary

Wilbur G. Stover, Jr.  Chief Financial Officer and Vice President of Finance